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           THERMEDICS COMMENCES CASH TENDER OFFER FOR THERMO SENTRON

WOBURN, Mass., March 3, 2000 - Thermedics Inc. (ASE-TMD), a Thermo Electron company, announced today that it has commenced its previously announced cash tender offer of $15.50 per share for all outstanding shares of its Thermo Sentron Inc. subsidiary. The offer and withdrawal rights will expire at midnight on Thursday, March 30, 2000, unless the offer is extended. The tender offer is part of a major reorganization plan under which Thermedics' parent company, Thermo Electron Corporation (NYSE-TMO), will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

The complete terms and conditions of the offer are set forth in the offer to purchase, letter of transmittal, and other related materials being filed today with the Securities and Exchange Commission (SEC). Copies of the offer and transmittal letter are being distributed to Thermo Sentron shareholders.

The goal of the tender offer is to bring Thermedics' and Thermo Electron's combined equity ownership in Thermo Sentron to at least 90 percent. If Thermedics and Thermo Electron achieve this 90-percent-ownership level, Thermo Sentron would then be spun into Thermedics through a "short-form" merger at the same cash price as the tender offer. Thermedics expects to complete the spin-in of Thermo Sentron in the second quarter of 2000.

The tender offer and proposed subsequent short-form merger require SEC clearance of necessary filings. The short-form merger would not require Thermo Sentron board or shareholder approval.

Thermedics Inc. develops, manufactures, and markets diverse product lines, including implantable heart-assist devices and other biomedical products, security instruments, and equipment that assures the quality of a wide variety of consumer products and bulk materials. Thermedics is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/tmd1.html.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: government regulation and industry standards, competition and technological change, intellectual property rights, reimbursement by insurers for medical procedures, medical community acceptance of medical devices, availability of materials and components, product liability, international operations, and the company's spinout and acquisition strategies.